J  E  R  O  M  E    L.    S  I  M  O N

March 31, 2008

To:	The Board of Directors of Greenlight Capital Re, Ltd. and Greenlight Reinsurance, Ltd. (collectively, the “Companies”)
Re:	Determination to Not Stand for Re-Election

Dear Sirs:

I, Jerome Simon, hereby notify you of my determination to not stand for re-election as a director of each of the Companies at the 2008 Annual General Meeting of Shareholders of Greenlight Capital Re, Ltd., currently scheduled to be held on May 2, 2008.

I haven’t any disagreement with either of the Companies and note personal and other business commitments as the reason for my departure from the Boards of Directors of the Companies.

I wish you continued success.

Sincerely,
/s/ Jerome L. Simon
Jerome L. Simon

One Maritime Plaza, Suite 750 • San Francisco, CA 94111 • Tel: (415) 362-7677 • Fax: (415) 362-7977